SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240-d-2(a)

LEATT CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

522132 10 9
(CUSIP Number)

Christopher Leatt
c/o 50 Kiepersol Drive, Atlas Gardens
Contermanskloof Road, Durbanville
Western Cape, South Africa, 7441
+(27) 21-557-7257
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS CHRISTOPHER LEATT
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION REPUBLIC OF SOUTH AFRICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 52,767,564 (1)
	8.	SHARED VOTING POWER 125,139 (2)
	9.	SOLE DISPOSITIVE POWER 52,767,564 (1)
	10.	SHARED DISPOSITIVE POWER 125,139 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,892,703
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.8%(2)
14.	TYPE OF REPORTING PERSON IN

______________________
(1) Includes (a) a vested 5-year option to purchase 520,000 shares of the Issuer’s common stock at $0.04 per share, issued to the Reporting Person under the Issuer’s 2011 Equity Incentive Plan and (c) 2,400,000 shares of the Issuer’s preferred stock which is convertible to common stock at a rate of 1 shares of common stock for each share of preferred stock, but votes with the common stock on a 100-for-one basis.
(2) Represents shares of common stock held by members of the Reporting Person's immediate family.
(3) Based on a denominator comprised of 130,009,639 issued and outstanding shares of common stock of the Issuer as of the date hereof, combined with the Reporting Person’s 520,000 vested option shares and the 2,400,000 preferred shares.

Page 2 of 5 Pages

Item 1. Security and Issuer.

The class of equity securities to which this statement (the “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”) of Leatt Corporation, a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at 50 Kiepersol Drive, Atlas Gardens, Contermanskloof Road, Durbanville, Western Cape, South Africa, 7441.

Item 2. Identity and Background.

(a) The person filing this Statement is Dr. Christopher Leatt, a natural person (the “Reporting Person”).

(b) The business address of the Reporting Person is c/o 50 Kiepersol Drive, Atlas Gardens, Contermanskloof Road, Durbanville, Western Cape, South Africa, 7441.

(c) The principal occupation of the Reporting Person is as a Director and executive employee of the Issuer.

(d)-(e) During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of the Reporting Person is the Republic of South Africa.

Item 3. Source and Amount of Funds or Other Consideration.

As consideration for his management and other services to the Issuer, the Issuer agreed to issue 20,000,000 shares of its common stock and 19,200,000 shares of its preferred stock to the Reporting Person. The Issuer issued the common stock to the Reporting Person in accordance with the agreement, but did not issue any preferred shares to the Reporting Person.

On September 25, 2008, in settlement of its obligation to issue the Reporting Person shares of preferred stock, the Issuer entered into a Settlement Agreement with the Reporting Person, pursuant to which the Reporting Person agreed to release the Issuer from any and all liability arising out of or related to its failure to satisfy its prior obligation to the Reporting Person, and the Issuer issued 16,800,000 shares of its common stock and 2,400,000 shares of its Series A Preferred Stock to the Reporting Person. The Series A Preferred Stock entitles the Reporting Person to one hundred votes for each share of Series A Preferred Stock held (voting with the common stock as a single class). The Series A Preferred Stock converts into common stock, on a one-for-one basis, has a liquidation preference equal to $0.001 par value per share and is redeemable by us at $0.001 par value per share upon the occurrence of specified events, but it is not transferable and does not entitle the Reporting Person to dividends.

The Reporting Person purchased an additional 13,172,703 shares of the Issuer’s common stock in private purchase transactions between the Reporting Person and other stockholders.

Item 4. Purpose of Transaction.

The Reporting Person acquired the shares of the Issuer’s Common Stock pursuant to the transaction described in Item 3 above.

Page 3 of 5 Pages

Except as set forth in this Statement, the Reporting Person has made no proposals, and entered into no agreements, that would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) For purposes of Rule 13d-3 promulgated under the Act, the Reporting Person beneficially owns and controls 52,892,703 shares of the Issuer’s common stock, representing 39.8% of the Issuer’s issued and outstanding common stock as of June 29, 2012 (including the convertible securities held by the Reporting Person).

(b) The Reporting Person has sole voting and dispositive power over the 52,892,703 of the shares of the Issuer’s issued and outstanding common stock that are directly and beneficially owned by him and has no shared voting and dispositive power over any shares of the Issuer’s Common Stock. The Reporting Person does not own any other securities of the Issuer.

(c) Other than the transactions described in Item 3 above, the Reporting Person has not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d) Except as otherwise indicated above, no other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e) The Reporting Person is the beneficial owner of five percent or more of the outstanding shares of the Issuer’s Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1

Settlement Agreement, dated as of September 25, 2008, between Leatt Corp., Christopher J. Leatt and J. P. De Villiers [incorporated by reference to Exhibit 2.1 to the Issuer’s Registration Statement on Form 10-12G filed on April 30, 2012].

Page 4 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2012

/s/ Christopher Leatt
Christopher Leatt